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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                Intellicorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458153103
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Required Filing of this Statement)

                 Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 3 Pages

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-------------------                                            -----------------
CUSIP No. 458153103                   13G                      Page 2 of 3 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Pecks Management Partners Ltd.                             11-3015963
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]
           Not applicable

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,782,924
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             Not applicable
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 2,782,924
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            Not applicable
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,782,924
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           14.51%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------



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                    PECKS MANAGEMENT PARTNERS LTD.

Item 1a.            Intellicorp, Inc.

Item 1b             1975 LeCamino Real West
                    Suite 101
                    Mountain View, CA  94040-2216

Item 2a             Pecks Management Partners Ltd.

Item 2b             One Rockefeller Plaza, Suite 900
                    New York, NY  10020

Item 2c             New York

Item 2d             Common Stock*

                    *In addition to Common Stock, we hold securities convertible into Common Stock

Item 2e             Cusip 458153103

Item 3e Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

Item 4              a        2,782,924
                    b        14.51%
                    ci       2,782,924
                    ii       none
                    iii      2,782,924
                    iv       none

Item 5              Inapplicable

Item 6              Shares as to which this schedule is filed are owned by four
                    (4) Investment Advisory Clients of the person filing this schedule, these clients receive dividends and proceeds from the sale of such shares. One such client is known to have such interest with respect to more than 5% of the class and is named below:

                    Delaware State Employees' Retirement Fund

Item 7-9            Not applicable

Item 10 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



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Dated: February 14, 2000


                                        By: /s/ Arthur W. Berry
                                            ------------------------------
                                            Name:  Arthur W. Berry
                                            Title: Managing Director